Exhibit 99.1

Itau Unibanco Holding S.A.

_results 2Q22

2Q22 results
to be disclosed soon.

Results will be published in the investor relations website on Monday, **August 8th,** after trading hours in Brazil and in the United States.

virtual meeting

Virtual meeting

On Tuesday 9th, we will present our 2Q22 results in an interactive meeting, with a Q&A session at the end.

Aug 9

starting at
9 a.m. (EDT)
Portuguese and English

Check out the speakers


@Milton Maluhy Filho
CEO


@Alexsandro Broedel
CFO


@Renato Lulia Jacob
IRO

register now

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